QDENGA: TRANSFORMING DENGUE PREVENTION President, Global Portfolio Division March 15, 2023 EST / March 16, 2023 JST Ramona Sequeira Vice President, Head of Dengue Global Program Derek Wallace Professor, Programme in Emerging Infectious Diseases, Duke-NUS Medical School Eng Eong Ooi Guest Speaker: This material is prepared and distributed solely for the purpose of providing information about Takeda's management or business to shareholders, investors, and analysts, and is not intended to induce purchase or prescription of any specific drugs and other products. This material is not intended for healthcare professionals, patients, or other persons other than those mentioned above. This material is prohibited from being used by persons other than those mentioned above and for the purpose other than one mentioned above.

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3 Ramona Sequeira President, Global Portfolio Division Gary Dubin President, Global Vaccines Business Unit Joined by Special Guest Derek Wallace Vice President, Head of Dengue Global Program Renata Campos President, Growth and Emerging Markets Business Unit Eng Eong Ooi Professor, Programme in Emerging Infectious Diseases, Duke-NUS Medical School Presenting Q&A TODAY’S SPEAKERS

DENGUE – TOP 10 THREAT TO GLOBAL PUBLIC HEALTH Ramona Sequeira – President, Global Portfolio Division

DENGUE IS LISTED BY THE WORLD HEALTH ORGANIZATION AS ONE OF TEN THREATS TO GLOBAL HEALTH[1]

Takeda

>3.9 Billion

people are at risk of dengue infection globally[2]

>125

Endemic in over 125 countries; 70% of the burden in Asia[2]

390M

390M estimated infections and **500,000 hospitalizations each year,** with an estimated **death rate of 20-25,000 per year, primarily in children**[2,4,5]

Growing prevalence

Global **incidence rates have increased 30-fold** over the last 50 years due to urbanization, travel and climate change[6]

Urgent need for a safe and effective vaccine for endemic and travel markets

Severe dengue is a **leading cause of hospitalization** and death in children and adults of all ages in endemic regions,[2] resulting in a high burden on healthcare systems

Significant **economic burden of disease**; families in endemic regions may spend 15-23% of monthly household income for hospitalizations[7,8]

Dengue is a **leading cause of fever among travelers** returning from Latin America, the Caribbean & Southeast Asia
More than **90 million arrivals** from the United States, Canada and Europe to dengue endemic countries in 2018[3]

1 .World Health Organization. Ten threats to global health in 2019. Retrieved October 2022.
2. World Health Organization. Fact Sheet. Dengue and Severe Dengue. January 2022. Retrieved October 2022.
3. Bulugahapitiya, U., Siyambalapitiya, S., Seneviratne, S. L., & Fernando, D. 3. J. (2007). Dengue fever in travellers: A challenge for European physicians. European journal of internal medicine, 18(3), 185–192. https://doi.org/10.1016/j.ejim.2006.12.002
4. Guzman MG, Halstead SB, Artsob H, et al. Dengue: a continuing global threat. Nat Rev Microbiol. 2010;8(12 Suppl):S7-S16. doi:10.1038/nrmicro2460.
5. Schaefer T, Panda P, Wolford R. Dengue Fever. April 2022. Retrieved October 2022.
6. Ebi KL, Nealon J. Dengue in a changing climate. Environmental Research. 2016;151:115-123. doi:10.1016/j.envres.2016.07.026
7. Tozan Y, Ratanawong P, Sewe MO, Wilder-Smith A, Kittayapong P. Household costs of hospitalized dengue illness in semi-rural Thailand. PLoS Negl Trop Dis. 2017;11(9):e0005961
8. Senanayake MP, Jayasinghe SSK, Wijesundera DS, Manamperi M. Economic cost of hospitalized non-fatal Paediatric Dengue at the Lady Ridgeway Hospital for Children in Sri Lanka. Sri Lanka Journal of Child Health. 2014;43(4):205. doi:10.4038/sljch.v43i4.7762

5

Create awareness of the health and economic risks associated with dengue for consumers living or traveling to endemic regions Build confidence with regulators, recommending bodies, HCPs and consumers by leveraging strong clinical profile QDENGA STRATEGIC LAUNCH IMPERATIVES Ensure launch preparedness through increased manufacturing capacity, established supply network and proven global commercial capabilities Establish rapid and broad access at an individual- and population-level 6

TODAY’S AGENDA Dengue Burden and Control – Eng Eong Ooi BMBS, PhD, FRCPath Professor Programme in Emerging Infectious Diseases, Duke NUS Medical School. Singapore QDENGA Program and Clinical Results – Derek Wallace QDENGA Commercial Outlook – Ramona Sequeira Q&A – Ramona Sequeira, Derek Wallace, Gary Dubin, Renata Campos and Eng Eong Ooi 7

Dengue burden and control Why the world needs a vaccine Eng Eong Ooi BMBS, PhD, FRCPath Professor Programme in Emerging Infectious Diseases

THE GLOBAL BURDEN OF DENGUE

- **More than 4 billion people are at risk and estimated 390 million infections per year[1]**

- **30 times increase in disease over the past 50 years[2]**

  Driven by
  - Urbanization
  - Global warming
  - Increased global travel

  More mosquitos
  More mosquito / people contact

- **By 2080, more than 6 billion people are estimated to be at risk[3]**

Geographical distribution of dengue cases reported worldwide, 2021[4]


Dengue cases
1
1,000
1,000,000
Affected countries
ecdc
Date of production: 07/01/2022

1. World Health Organization. Fact Sheet. Dengue and Severe Dengue. January 2022. Retrieved October 2022.
2. WHO. Global Strategy for Dengue Prevention and Control 2012–2020. Available at: www.who.int/ denguecontrol/9789241504034/en/
3. Messina, J.P., Brady, O.J., Golding, N. *et al.* The current and future global distribution and population at risk of dengue. *Nat Microbiol* 4, 1508–1515 (2019). https://doi.org/10.1038/s41564-019-0476-8.
4. European Centre for Disease Prevention and Control, https://www.ecdc.europa.eu/en/publications-data/geographical-distribution-dengue-cases-reported-worldwide-2021

9

DENGUE SYMPTOMS AND PRESENTION VARIES 10 Severe dengue is present in 5% of cases2,3. High plasma viral load and NS1 levels have been associated with plasma leakage, a hallmark of severe dengue4 Most dengue infections are asymptomatic or lead to mild illness with flu-like symptoms1 1. World Health Organization. https://www.who.int/news-room/fact-sheets/detail/dengue-and-severe-dengue 2. CDC. Travelers’ Health- Yellow book. New York: Oxford University Press; 2020. 3. Wilder-Smith A. Current Infectious Disease Reports. 2018;20:50 4. Clinical Infectious Diseases, Volume 72, Issue 12, 15 June 2021, Pages e1074–e1083, https://doi.org/10.1093/cid/ciaa1840 CDC image

1. Salje et al, Nature 2018 RISK OF SEVERE DENGUE PEAKS WITHIN A NARROW RANGE OF PRE-INFECTION ANTIBODY LEVELS1 11

DENGUE TYPES 1 AND 2 CAUSE MAJORITY OF OUTBREAKS

Four strains of the dengue virus (DENV) 1-4 are spread by the *Aedes aegypti* and *Aedes albopictus* mosquitos worldwide

In recent years, **DENV-1 and DENV-2 have emerged as the most prominent strains associated with known outbreaks**[1]

- According to empirical data, the highest pooled mortality rate has been reported during DENV-2 outbreaks[1]

- Studies have also shown that DENV-2 causes more severe secondary infections than other serotypes[1]


DENV-1
DENV-2
DENV-3
DENV-4

1. Yenamandra, S.P., Koo, C., Chiang, S. *et al.* Evolution, heterogeneity and global dispersal of cosmopolitan genotype of Dengue virus type
2. *Sci Rep* **11**, 13496 (2021). https://doi.org/10.1038/s41598-021-92783-y

12

Dengue outbreaks occur every few years1 Hospitals can become overwhelmed with the spike in cases2 1. Clin Epidemiol. 2013; 5: 299–309. Published online 2013 Aug 20. doi: 10.2147/CLEP.S34440 2. PLOS. Neglected Tropical Disease. Societal impact of dengue outbreaks: Stakeholder perceptions and related implications. A qualitative study in Brazil, 2015. 13

Current efforts for dengue control are directed at reducing infection rate through vector control methods In the medium to long term, this could cause lower population immunity and make them more susceptible to dengue outbreaks Elevating immunity levels with vaccination is the missing link in integrated dengue control WITHOUT VACCINATION, DENGUE CONTROL LACKS SUSTAINABILITY Dengue and Aedes population density in Singapore – 1966 to 20221 1. Data from Ministry of Health, Singapore Adapted from Ooi et al, Emerg Infect Dis 2006 14

DEVELOPING SAFE AND EFFECTIVE VACCINE FOR A BROAD POPULATION Derek Wallace, MBBS – Head of Dengue Global Program

DENGUE VIRUS INFECTIONS HAVE A DISTINCT PATHOPHYSIOLOGY 16 Potential for disease enhancement2 • Dengue virus non-structural (NS) protein 1 can trigger vascular leakage • NS1 protein is highly conserved across the four dengue serotypes • No specific treatment options exist to manage vascular leakage Severe dengue infections are characterized by vascular leakage associated with a high risk of hospitalization and mortality2 • After an initial infection, a subsequent infection with a different serotype can lead to more severe outcomes • There is no method of predicting or preventing disease enhancement in patients 1. An estimated 1 in 4 dengue virus infections are symptomatic. Symptomatic dengue virus infection most commonly presents as a mild to moderate, nonspecific, acute febrile illness. Approximately 1 in 20 patients with dengue virus disease progress to develop severe, life-threatening disease called severe dengue. Severe disease, although rare, is unpredictable and typically affects children1,2 2. Guzman, M., Gubler, D., Izquierdo, A. et al. Dengue infection. Nat Rev Dis Primers 2, 16055 (2016). https://doi.org/10.1038/nrdp.2016.55

QDENGA: ENGINEERED TO ELICIT A BROAD AND LASTING IMMUNE RESPONSE AGAINST ALL DENGUE SEROTYPES

Takeda

Tetravalent QDENGA was engineered:

1. To contain the structural genes of serotypes 1 to 4
2. Built on a dengue virus serotype 2 backbone containing dengue virus non-structural genes, including NS-1 protein

QDENGA VACCINATION HYPOTHESIS

Activation of….	**Antibodies against structural proteins for serotypes 1-4**	**Antibodies against NS proteins cross-reactive against all NS serotypes**	**T- and B-cells reactive against dengue antigens**
With the objective of….	Efficiently blocking infection with wildtype virus of all serotypes	Reducing risk for severe dengue by preventing vascular leakage induced by NS1 protein	Support long-term immunity against dengue infections with different serotypes
WITH THE GOAL TO DEMONSTRATE….	Reduction in Symptomatic Dengue	Reduction in Hospitalizations	Sustained Protection Against All Serotypes

17

PHASE 3 TIDES TRIAL DESIGNED TO ASSESS THE SAFETY AND EFFICACY OF TAK-003 IN BROAD POPULATION

Takeda

Trial design met WHO recommendations for a second-generation dengue vaccine – 3-5 years of follow-up prior to licensure

Broad Population

- **20,000** children & adolescents
- **8** endemic countries
- **4/4** Includes all four serotypes
- **Both** Sero-positive & Sero-negative[2]

Ph 3 TIDES Trial



0
3
4
15
21
Month
57
12 months
6 months
36 months
Part 1
Part 2
Part 3
Primary efficacy endpoint
Secondary efficacy endpoints
Active surveillance
Modified active surveillance

Participants followed for up to 57 months

Participants stratified by serostatus[1]

Primary endpoint – prevention of symptomatic dengue cases @ 12mo

Key secondary endpoint – reduction in hospitalizations @ 18mo

Exploratory endpoint – sustained preventions of symptomatic dengue and reduction in hospitalization @ 4.5yrs

1. Serostatus – is whether a patient has had a prior infection or not.
2. Sero-positive (earlier exposure to dengue) and sero-negatives (not exposed before)

18

SUSTAINED PROTECTION AGAINST ALL DENGUE SEROTYPES & LOWER RISK OF HOSPITALIZATION REGARDLESS OF PREVIOUS EXPOSURE

Takeda

Strong efficacy across all endpoints

Reduction in symptomatic VCD & hospitalizations regardless of previous exposure

80.2% reduction in symptomatic VCD @ 12mo (primary endpoint)[1]

90.4% reduction in hospitalizations @ 18mos (secondary endpoint)[2]

No important identified safety risks[3]

- No evidence of disease enhancement
- Well tolerated
- Most frequently reported reactions were common to vaccines, including injection site pain, headache, myalgia, injection site erythema, malaise, asthenia and fever

Durable Reduction in Hospitalizations @ 4.5 yrs (exploratory endpoint)[3]



Cumulative Incidence of Participants With Hospitalised VCD, %
2.5
2.0
1.5
1.0
0.5
0
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 48 51 54 57
Time Since First Vaccination, Months
Placebo, seropositive
Placebo, seronegative
TAK-003, seropositive
TAK-003, seronegative
84% reduction in hospitalizations @ 4.5 yrs

1 Biswal S, et al. Efficacy of a tetravalent dengue vaccine in healthy children and adolescents. N Engl J Med. 2019; 2019;381:2009-2019
2 Biswal S, et al. Efficacy of a tetravalent dengue vaccine in healthy children aged 4-16 years: a randomized, placebo controlled, phase 3 trial. Lancet. 2020. 2020;395:1423-1433.
3 Tricou, V. Efficacy and Safety of Takeda's Tetravalent Dengue Vaccine Candidate (TAK-003) After 4.5 Years of Follow-Up. Presented at the 8th Northern European Conference of Travel Medicine; June 2022
VCD – Virologically confirmed dengue

19

SIGNIFICANT REGULATORY MOMENTUM: QDENGA APPROVED WITH BROAD LABEL REGARDLESS OF SEROSTATUS

Takeda

August 2022

Approved in Indonesia[1] for ages 6-45

October 2022

EU-M4all application receives Positive CHMP opinion

November 2022

US FDA accepts filing

December 2022

Approved in EU[2] for ages 4 and up

2023

Approved in Brazil for ages 4 - 60[3]

Ongoing regulatory reviews in several endemic countries & travel markets

1. Indonesia National Agency for Drug and Food Control, Badan Pengawas Obat dan Makanan (BPOM) https://www.takeda.com/4a410b/siteassets/system/what-we-do/areas-of-focus/vaccines/pdf/acc_qdenga_smpc.pdf
2. European Medicines Agency https://www.ema.europa.eu/en/medicines/human/EPAR/qdenga
3 Anvisa approval https://www.gov.br/anvisa/pt-br/assuntos/noticias-anvisa/2023/anvisa-aprova-nova-vacina-para-a-dengue

QDENGA is approved in Indonesia, EU, UK, Norway, Iceland, Lichtenstein, Brazil

EU-M4all The European Medicines Agency. Medicines for use outside the EU — EU-M4all. July 2020. Retrieved March 2021.

20

QDENGA COMMERCIAL OUTLOOK Ramona Sequeira – President, Global Portfolio Division

Create awareness of the health and economic risks associated with dengue for consumers living or traveling to endemic regions Build confidence with regulators, recommending bodies, HCPs and consumers by leveraging strong clinical profile QDENGA STRATEGIC LAUNCH IMPERATIVES Ensure launch preparedness through increased manufacturing capacity, established supply network and proven global commercial capabilities Establish rapid and broad access at an individual- and population-level 22

COUNTRY-LEVEL ACTIVATION OF STRATEGIC IMPERATIVES INITIATED AHEAD OF EXPECTED APPROVALS



Driving consumer awareness of dengue risk and prevalence
in THAILAND

70M+ people in country

Public Education Partnerships

- Partnering with 11 entities to raise public awareness
- Ing-Ma virtual human video campaign launched: >35 million views
- Partnership with Kao Thailand, top consumer brand



Establishing trust in dengue prevention
in BRAZIL

200M+ people in country

Consumer Engagement Initiatives

- UNICEF partnership to educate 90,000 people to reduce the transmission of water and vector borne infectious diseases
- Dengue prevention social media campaign

Building a dengue travel business
in NON-ENDEMIC COUNTRIES

90M+ arrivals from the US, CA & EU*

Critical External Engagements

- Partnership with leading travel immunization clinics and HCPs
- Ongoing engagements with CDC ACIP dengue working group

* Bulugahapitiya, U., Siyambalapitiya, S., Seneviratne, S. L., & Fernando, D. J. J. (2007). Dengue fever in travellers: A challenge for European physicians. European journal of internal medicine, 18(3), 185–192. https://doi.org/10.1016/j.ejim.2006.12.002

23

ESTABLISH RAPID AND BROAD ACCESS AT AN INDIVIDUAL- AND POPULATION-LEVEL - BRAZIL 24 Initially available to consumers paying out-of-pocket Partnering with large corporations to vaccinate their employees Engaging at a state and municipal level to implement decentralized government programs prior to NIP launch Initiation of National Immunization programs (NIP) # of p eo pl e va cc in at ed Time to program implementation Steps to broaden access happen in parallel, volume increases with each step as we work towards launch of NIP

VARIABLE PRICING APPROACH TO MEET THE NEEDS OF INDIVIDUAL COUNTRIES & MARKET SEGMENTS 25 Implementation of QDENGA has the potential to create significant cost savings for individuals and governments taking into account economic factors such as: cost of care, missed work, lost tourism, etc5 PRIVATE ENDEMIC • Pricing at or below the average price for other innovative vaccines • Tiered pricing corridors based on factors such as GDP & sophistication of healthcare system. Maximum retail price for Indonesia is $40 USD6 per dose1, $26 USD6 ex-factory Average price for innovative vaccines in Indonesia is $73 USD6 per dose2,3 PUBLIC ENDEMIC • Aim to price lower than average for innovative vaccines. • One pricing corridor and a discount matrix. Ensures affordability for all. TRAVEL • Pricing similar to other innovative travel vaccines in their respective countries. Retail price in Germany $115 USD7 per dose1, $80 USD7 ex-factory Average price for innovative vaccines in Germany is $119 USD 7 per dose2,4 1. Two-dose series 2. Dosing regimens vary by vaccine 3. The average retail price obtained based on market survey (printed price on the box) and validated with IQVIA / IPMA data 4. Basket of licensed innovative vaccines in travel markets (unweighted average used for comparison) 5. Shen J, Kharitonova E, Biswal S, Sharma M, Aballea S, Tytula A et al. Disease impact of a new dengue vaccine (TAK-003) in Thailand, International Congress on Infectious Diseases; 17–20 November 2022; Kuala Lumpur, Conference abstract and poster We aim to make QDENGA available to all who are eligible for vaccination in the countries where approved 6. 15117.87 IDR/USD 7. 1.0199 EUR/USD

LAUNCH READY: ESTABLISHED MANUFACTURING & SUPPLY CHAIN AND LEVERAGING BROAD GLOBAL FOOTPRINT 26 • Early investments to established in-house manufacturing for launch • Aim to achieve 100 mill doses per year through in-house and strategic CMO partnerships • Cold chain distribution partner has broad global network. • Existing distribution networks and commercial infrastructure in the initial launch markets • 150 successful commercial launches since 2019 • 14.5% FY2022 Q3YTD revenue growth YoY at CER Manufacturing capacity in place for launch and investing to expand for growth Well-established distribution network Proven track record In Growth & Emerging Markets (GEM) CMO: Contract Manufacturing Organization

GLOBAL EXPANSION THROUGH THE END OF THE DECADE Indonesia, Malaysia, Thailand, Colombia, Brazil, Mexico, Singapore, Sri Lanka, Argentina, US, EU Canada, Israel, Ecuador, Guatemala, Paraguay, Peru, Costa Rica, El Salvador, Panama, Nicaragua, Dom. Rep., Philippines, Hong Kong, Australia, Vietnam China, India, Cuba, Honduras, Venezuela, GAVI, PAHO Target launches in >20 countries by 2025, representing 55% of eligible at-risk population Leveraging EU-M4all review process to potentially accelerate approvals in participating endemic markets FY22-FY24 FY25-FY27 FY28-FY30 FY30+ NEAR-TERM MID-TERM LONG TERM Significant regulatory progress Initiating launches where approved 27 GAVI: Global Alliance for Vaccines and Immunization PAHO Pan American Health Organization

Manufacturing assumptions of 50M+ doses annually24-month data – prior to the 4.5-year data readout STEADY REVENUE GROWTH THROUGH THE END OF THE DECADE 28 Strong Clinical Profile - 4.5-yr data demonstrating durable reduction in hospitalization and no important safety signals consistent with 1° & 2 ° endpoints Momentum with regulators – Brazil, Indonesia & EU approvals with broad labels, regardless of serostatus Expanding manufacturing capacity with aim to achieve annual output 100M+ doses • Continuing to add to in-house capacity and manufacturing efficiencies • Contracting for additional capacity with CMOs; actively exploring potential partners in India and other large endemic markets Previous peak sales estimate of $700M - $1.6B was based on: $1.6 - 2.0B Peak sales

Near-term: Drive Early Adoption Mid-term: Accelerate Volume Growth Long-term: Durable Sales Post Peak SUMMARY OF QDENGA COMMERCIAL OUTLOOK 29 • Launch into key endemic and travel markets – leveraging strong clinical profile • Establish rapid access – Private segment/local partnerships • Ensure affordability through variable pricing approach • Initiation of national vaccination programs will drive volume • Recognize economies of scale to reduce CoGS as volume grows • Continued global expansion into the next decade • Ensure new generations are being vaccinated • Durable sales post peak – Vaccines face limited generic threats due to high barriers to entry

Significant, Growing Global Burden QDENGA – ADDRESSING THE URGENT NEED FOR A SAFE AND EFFECTIVE DENGUE VACCINE 30 Differentiated Clinical Profile5 Delivering Steady Revenue Growth Through the End of the Decade • Demonstrated strong safety and efficacy against all dengue serotypes regardless of previous exposure • Durable reduction in hospitalizations – 84% reduction @ 4.5yrs • No important safety risks identified • >3.9 billion people at risk of infection1 • Growing prevalence – increasing 30-fold over the last 50yrs2 • Significant economic burden of disease both at the government, healthcare systems and patient level3,4 • Peak sales expected to grow to $1.6 - 2.0B USD • Innovative access strategy to drive rapid and broad access • Established manufacturing, supply chain and global footprint to ensure launch readiness 1. World Health Organization. Fact Sheet. Dengue and Severe Dengue. January 2022. Retrieved October 2022. 2. Ebi KL, Nealon J. Dengue in a changing climate. Environmental Research. 2016;151:115- 123. doi:10.1016/j.envres.2016.07.026 3. Tozan Y, Ratanawong P, Sewe MO, Wilder-Smith A, Kittayapong P. Household costs of hospitalized dengue illness in semi-rural Thailand. PLoS Negl Trop Dis. 2017;11(9):e0005961 4. Senanayake MP, Jayasinghe SSK, Wijesundera DS, Manamperi M. Economic cost of hospitalized non-fatal Paediatric Dengue at the Lady Ridgeway Hospital for Children in Sri Lanka. Sri Lanka Journal of Child Health. 2014;43(4):205. doi:10.4038/sljch.v43i4.7762 5. QDENGA was assessed across a clinical development program that included 19 Phase 1, Phase 2 and Phase 3 trials, and more than 28,000 participants, including Takeda’s pivotal Tetravalent Immunization against Dengue Efficacy Study (TIDES) trial. The TIDES trial met its primary endpoint of overall vaccine efficacy (VE) against virologically-confirmed dengue (VCD) with 80.2% efficacy at 12-months follow-up. The trial also met all secondary endpoints for which there were a sufficient number of dengue cases at 18-months follow-up. The VE result in preventing hospitalization due to VCD fever was 90.4%. Through four and a half years (54 months after the second dose), QDENGA demonstrated continued overall protection, with sustained overall VE of 61.2% and 84.1% VE against hospitalized dengue. Observations of VE varies by serotype and remained consistent with previously reported results. QDENGA has been generally well tolerated, with no evidence of disease enhancement in vaccine recipients, and no important safety risks have been identified in the TIDES trial, to date.

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